UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-30756

CUSIP NUMBER

747936 102

(Check One) Form 10-K [X]  Form 20-F [ ]  Form 11-K  [ ]  Form 10-Q [ ]  Form N-SAR [ ]

For Period Ended:

June 30, 2002

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For Transition Period Ended: ______________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:  Questec, Inc.

Former Name if Applicable:  N/A

106B West Industry Court

Address of Principal Executive Office (Street and Number)

Deer Park, New York  11729

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [&23,047], the following should be completed.  (Check box if appropriate)

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-L or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Sec. 72,435), effective April 12, 1989, 54 F.R. 10306.]

[  ]

(c)

The accountant’s statement or other exhibit required by Rule 12b-25© has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.  [Amended in Release No. 34-26589 (Sec. 72,439), effective August 13, 1992, 57 FR 36442.]

(Attach Extra Sheets if Needed)

Questec, Inc. (the “Registrant”), was not, without unreasonable effort or expense, able to complete its Form 10-KSB for the fiscal year ended June 30, 2002, by the close of business on September 30, 2002.  Because of management’s time commitment to the Registrant’s business, completion of the normal process in connection with the preparation of the Form 10-KSB and audit of  the Registrant’s annual financial statements could not be achieved before the filing deadline.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Derek L. Donaldson

    (631)

       243-1880

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). [X] Yes   [  ]  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

[  ]

Yes

[  ]

No

See Attached Extra Sheet No. 1

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attached Extra Sheet No. 1

Questec, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

October 1, 2002

By :

/s/ Derek L. Donaldson

Derek L. Donaldson, President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTENTION

GENERAL INSTRUCTIONS

1.

This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3.

A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.

Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.

Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (' 232.201 or ' 232,202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (' 232.13(b) of this chapter).  [Added in Release No. 34-31905 (& 85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113 (& 85,475), effective January 30, 1995, 59 F.R. 67752].

Attached Extra Sheet No. 1

Explanation for Item 3, Part IV – Because of management’s time commitment to the Registrant’s business, the Registrant needs more time to close its books in order to have complete and accurate financial records for the audit of its financial statements for the fiscal year ended June 30, 2002 (“Fiscal Year 2002”).  As a result, it cannot at this time make a reasonable estimate of its results of operations for the Fiscal Year 2002 and thus cannot yet determine whether there is a significant change from its results of operations for the previous fiscal year.